HOGAN & HARTSON

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February 18, 2005

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

United States of America

Re: Harmony Gold Mining Company Limited

Amendment No. 1 to Form F-4 Filed on January 10, 2005

Amendment No. 2 to Form F-4 Filed on February 2, 2005

File No. 333-120975

Schedule TO-T/A Filed on February 2, 2005

File No. 5-78350

Amendment No. 5 to Schedule 13D Filed on January 21, 2005

File No. 5-78350

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony” or the “Company”), and in response to the Staff’s comment letter dated February 10, 2005, we are filing herewith Amendment No. 3 to the above referenced Registration Statement on Form F-4 (File No. 333-120975). Set forth below in detail are the responses to the Staff’s comments to the captioned registration statements and related disclosure documents, which have been provided in each case following the text of the comment in the Staff’s letter:

Form F-4

General

1.	We note the recent press releases that discuss your intent to sell your stake in African Rainbow Minerals in order to raise 1.1 billion rand. See, for example the article on Reuters entitled

AFFILIATED WITH HOGAN & HARTSON LLP

WASHINGTON, DC

BERLIN MUNICH BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO

NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Jennifer G. Donohue; Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg; Richard M. Temple and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); George A. Hagerty (Colorado, District of Columbia and New York, USA);

Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA); Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA);

Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA) and Winston Maxwell (Paris, France and New York, USA)

“Harmony Q2 loss narrows, to sell ARM stake”, dated February 3, 2005. Please revise the registration statement to discuss this potential transaction and its effects on your business and financial condition.

RESPONSE: We note the Staff’s comment and had added disclosure to the registration statement regarding Harmony’s proposed potential sale of its shares in African Rainbow Minerals Limited. This transaction has not yet been finalized. Please see page 60.

2.	See prior comment 1. We note that it appears that you have removed references to the phrase “fractional cents”, except as indicated in your response, however, it does not appear that you have removed the numerical references to fractional cents in the financial presentations in the registration statement. Please revise or advise.

RESPONSE: Harmony has revised the prospectus to remove all numerical references to fractional cents in response to the Staff’s comment.

Conditions to the US Offer, page 73

3.	Consistent with prior comment 3 issued in our letter dated January 28, 2005, we reiterate our request that you ensure that the disclosure in your registration statement on Form F-4 explains the requirements as to waiver and satisfaction of conditions pursuant to South African law. Specifically, we understand that, under South African law, 21 days after the minimum acceptance condition has been satisfied or waived, all remaining conditions to the offer must be satisfied or waived. It does not appear that you discuss this requirement or the fact that you 1) have obtained relief from this requirement with respect to the competition condition and 2) this means that the F-4 declared effective condition must be satisfied by approximately February 25, 2005. Please revise.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages viii, 5, 76 and 77.

Plans for Gold Fields After the Completion of the Offers, page 94

4.	Previously we sought disclosure regarding Harmony’s plans in the event Harmony is successful in obtaining, at a minimum, effective control over Gold Fields. In light of the recent waiver of the minimum acceptance condition, please revise to also disclose your plans in the event you do not obtain effective control over Gold Fields. We note, for example, your statement that you plan to increase your stake in Gold Fields, “whether under the subsequent offer or gradually over time until [you] acquire control over Gold Fields”. See the Form 425 filed on February 8, 2005 entitled “Op-Ed for Business Day by Bernard Swanepoel…” and the article quoting Mr. Swanepoel entitled “Harmony says battle for Gold Fields may last years”, dated February 3, 2005.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See page 97. As described on page 97, Harmony has not definitively determined whether and when it would seek to acquire any Gold Fields ordinary shares not tendered into the offers and expects to make those determinations based on the circumstances existing at the appropriate time.

Unaudited Pro Forma Condensed Combined Financial Information, page 133

5.	Considering you have recently opted to waive the minimum acceptance condition, we believe that you should present pro forma financial information to reflect a scenario in which you might acquire less than 50% (but more than 11%, as you already settled upon this amount in the initial offering period) of the outstanding shares of Gold Fields.

RESPONSE: Harmony notes the Staff’s comment and has revised the disclosure in the registration statement. Please see pages 21-22 and 136-137.

6.	We note your response to prior comment 10. Please elaborate upon the basis for your belief that Harmony will be deemed to be the accounting acquirer for purposes of US GAAP. Be specific in your explanation as to how Harmony will succeed in having the ability to elect or appoint a voting majority of the governing body and Harmony’s senior management will dominate that of the combined entity. For example, if Harmony obtains a majority in interest in Gold Fields, do you plan to call a special meeting to remove the current board of directors and elect your own nominees? If so, are there any restrictions upon your ability to do so? Further, this information should be disclosed in the registration statement so that it is clear to readers how you believe that you will be deemed to be the accounting acquirer.

RESPONSE: It is the present intention of Harmony, as soon as practicable after consummation of its offers for Gold Fields, to seek the maximum representation on Gold Fields’ board of directors. Harmony envisages that this would be achieved by calling a special shareholders’ meeting at which certain members of the current board of directors would be replaced by Harmony’s nominees. Pursuant to the South African Companies Act 1973, as a shareholder holding in excess of 5% of Gold Fields, Harmony can seek to convene a general meeting of Gold Fields shareholders for purposes of seeking the removal and replacement of one or more directors of Gold Fields and/or for purposes of adding additional directors to the board of Gold Fields. Pursuant to the Companies Act, a director can be removed by an ordinary resolution approved by 50% of those shareholders present and entitled to vote at such meeting, plus one share. Harmony therefore does not believe that there will be any restrictions upon its ability to do so. Please see the revised disclosures on page 97. In addition, it is Harmony’s stated intention, upon consummation of the transaction and a detailed analysis of all aspects of the business, to streamline the operations of the combined businesses. This process may lead to the retrenchment of a number (not to exceed 1,500) of managerial or supervisory level employees. See page 77 of the registration statement.

Experts, page 173

7.	See prior comment 12. We note your indication that you intend to apply for a waiver from the requirement to provide an auditor’s consent of Gold Fields pursuant to Rule 437 of Regulation C. Please ensure that you allow sufficient time for the staff to process your application in advance of seeking effectiveness of this registration statement.

RESPONSE: Harmony filed a request for relief under Rule 437 on February 16, 2005.

Schedule 13D Filed January 31, 2005

8.	See Exhibit D, the letter from Mr. Swanepoel to MMC Norilsk Nickel dated January 28, 2005. This letter states that you will “confirm” to Norilsk Nickel that you have “sufficient acceptances of the subsequent offer as will … equate to holding in excess of 50%”. Please supplementally provide us with additional information as to what you mean when you state that you will “confirm” this information. Specifically, at what point in the offer and how do you intend to “confirm” this information? Do you plan on making this information available to all tendering shareholders?

RESPONSE: We note the Staff’s comment. Harmony monitors shares tendered into its offers on a weekly basis. To the extent that Harmony becomes aware that it has received acceptances (including the Norilsk shareholding and the Gold Fields shares currently held by Harmony) in excess of 50% of the issued share capital of Gold Fields, Harmony plans to inform Norilsk in writing, in order that both parties are aware that the irrevocable undertaking given by Norilsk to tender its shares into Harmony’s offers might then (subject to satisfaction of any remaining conditions to the offers, and subject to any acceptances that may subsequently be withdrawn) be triggered. In addition, at such time as Harmony receives such acceptances in excess of 50% (including the Norilsk shareholding), Harmony plans to make this information available for all tendering shareholders, via a press release. Harmony will also issue a press release including information as to the number of Gold Fields securities tendered when the offers become wholly unconditional – i.e., when all of the offer conditions have been satisfied or, to the extent permitted, waived.

Form 425 Filed February 4, 2005 – Review for the Quarter Ended 13 December 2005

9.	See page 4. You state, under “Progress with our bid for Gold Fields”, that the offer has “no conditions precedent remaining, except Competition Authorities approval…” Your omission of the condition that this F-4 be declared effective could be confusing to shareholders, particular in light of the disclosure you previously made on Form 425 filed January 25, 2005 where it appeared that you were leading shareholders to believe that all conditions to the offer were satisfied, absent the minimum acceptance condition. In future communications regarding the remaining conditions of the offer, please ensure that your disclosure is clear and consistent with regard to the status of the conditions.

RESPONSE: Harmony will ensure that in all future communications its disclosure is clear and consistent with regard to the status of the offer conditions.

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In addition, Harmony acknowledges the Staff’s comment in its second letter to Harmony dated February 10, 2005 in respect of Harmony’s response dated February 2, 2005.

Please do not hesitate to call either John M. Basnage (011-44-20-7367-0255) or Elizabeth L. Katkin (011-44-20-7367-0229) should you have any questions or require any additional information.

Very truly yours,

/S/ ELIZABETH L. KATKIN
/S/ JOHN M. BASNAGE

Elizabeth L. Katkin
John M. Basnage

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